© Copyright CDC Corporation 1 March 17 , 2011 CDC Software Financial Results for Q4 2010 and Full Year 2010 Exhibit 99.7 th

© Copyright CDC Corporation    2
Cautionary Note Regarding Forward-Looking Statements
The contents of this presentation, what we say during it, as well as the contents of our earnings press release contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties.  These forward-looking statements include statements regarding our expectations regarding future revenue growth and financial performance for any future period, our beliefs about our plans, goals, strategies and pipelines, and  factors that may affect them, our plans regarding future activities and factors that may affect them, our expectations regarding any trends, and other statements we may make.

Important factors could cause actual results to differ materially from those in the forward-looking statements.  We urge you to read the company’s public filings with the United States Securities Exchange Commission (“SEC”), our Annual Report on Form 20-F for the year ended of December 31, 2009 which was filed with the SEC on June 1, 2010, our registration statements and other press releases – all of which are available on our corporate website at
www.cdcsoftware.com and at www.sec.gov. We also encourage you to review the press releases and filings of our ultimate parent company, CDC
Corporation.
All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.
The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries.  Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the SEC by CDC
Corporation and CDC Software Corporation, from time to time.
This presentation also includes Non-GAAP Financial Measures, which are not  alternatives for measures prepared under generally accepted accounting principles in the United States ("GAAP"). Non-GAAP Financial Measures have inherent limitations and should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.  Please see reconciliations of Non-GAAP Financial Measures to GAAP, which are provided in our Q4 2010 earnings press release.

© Copyright CDC Corporation 3 Company Update President CDC Software Bruce Cameron

CDC Software Q4 Financial Summary Non-GAAP* results:
Recurring Revenue
License Revenue**
Net Income
EPS
Adjusted EBITDA
Application Sales
TCB
Q4 2009 Q4 2010
Variance
Cash from Op.
Cash & Cash Equiv
Recurring Revenue
Total Revenue
License Revenue**
Net Income
EPS
Adjusted EBITDA
Application Sales
TCB
Q4 2009 Q4 2010
$26.6M
$55.0M
$10.5M
$10.8M
$0.37
$14.1M
$12.0M
$104.4M
$30.6M
$57.6M
$10.1M
$5.7M
$0.20
$9.0 M
$14.6M
$136.5M
+15%
+5%
-4%
-47%
-46%
-36%
+22%
+31%
Variance
Cash from Op. $6.7M $13.3M +99%
Cash & Cash Equiv $40.3M $44.7M
+11%

Year Ended December 31, 2010 Financial Results
CDC Software Financial Year 2010 Summary Non-GAAP* results:
*Please see explanations and reconciliations of Non-GAAP financial measures in our Q4 2010 earnings press release
** Please note that License Revenue is a GAAP measurement
Recurring Revenue
Total Revenue
License Revenue**
Net Income
EPS
Adjusted EBITDA
FY 2009 FY 2010
$101.0M
$204.5M
$33.1M
$37.2M
$1.40
$53.7M
$115.2M
$217.5M
$35.9M
$29.3M
$1.03
$41.0M
+14%
+6%
+8%
-21%
-26%
-24%
Variance
© Copyright CDC Corporation    5

© Copyright CDC Corporation    6
On-Premise and Cloud Businesses
o
Characterized by higher margins and modest growth
o
Highlights EBITDA, and operates purely as an EBITDA
play
o
Characterized by rapid growth and future EBITDA focus
o
Highlights strong revenue growth
The 2 businesses each have separate and distinct strategies and values:
On-Premise Cloud
•
Introduced new products and version upgrades for core on-
premise ERP, supply chain management and complaint
management applications
•
Pivotal CRM and CDC Factory solutions reported 20% year
over year growth
•
R&D investments increased by 24% in Q4 2010 as a
result of numerous cloud integration projects and a major
new deliverable in the CDC Factory on-premise product
line
•
Key Integration Project between CDC eCommerce
platform and on-premise CDC Supply Chain solution for a
leading retail customer
•
Enhancement of CDC eCommerce platform for better
storefront management around a customer’s products
•
Recent renewal and additional upgrade of a multi-year and
multi-million cloud deal with a Fortune 1000 company
•
The cloud business reported 10 new logo customers
Highlights:
Highlights:

© Copyright CDC Corporation    7
Company Goal - 70% Recurring Revenue
•
Goal of 70% of Total Revenue to be comprised of Recurring
Revenue in the next few years
* Estimations based upon current plans, goals and projections. Subject to change.
TCB is the total of the following sub-groups:
•
Remaining value of SaaS and term license
•
Contracted renewals for current SaaS and rental contracts
•
Annualized maintenance revenue from existing on-premise
contracts
Total Contracted Backlog (TCB)
(in millions)
•
With our steady growth in TCB from $100 million in 2009 to $130+ million in 2010, we’re committed to reach 70%
recurring revenue of total revenue over the next few years
$104.4
$136.5
Q4 '09 Q4 '10 2009 2010 Goal*
Recurring Revenue
49%
53%
70%
Recurring Revenue as % of Total Revenue

© Copyright CDC Corporation    8
•
Top 10 On-Premise Deals
•
Top 10 Cloud Deals
Product Industry Territory License Revenue
CDC Supply Chain Automotive USA $823K
CDC Back Office Food & Beverage USA $490K
CDC Front Office Paper Distribution France $488K
CDC Front Office Aerospace USA $300K
CDC Factory Food & Beverage Netherlands $299K
CDC Front Office Financial Services UK $257K
CDC Supply Chain Food & Beverage USA $255K
CDC Front Office Financial Services Canada $216K
CDC Front Office Chemicals USA $190K
CDC Front Office Health Care Australia $150K
Total $3.5M
Top Deals – On-Premise and Cloud in Q4 2010
Product Industry STCV
CDC TradeBeam Software/Internet $540K
CDC TradeBeam Life Sciences $417K
CDC TradeBeam Automotive $382K
CDC gomembers Not for Profit $219K
CDC gomembers Not for Profit $158K
CDC TradeBeam Life Sciences $143K
CDC gomembers Not for Profit $140K
CDC MarketFirst Life Sciences $130K
CDCF OnePlan Food & Beverage $126K
CDC gomembers Not for Profit $117K
$2.4M

© Copyright CDC Corporation    9
Enterprise Sales Units
Application Revenue*
•
Strong growth in application sales during Q4 2010 was primarily due to significant growth in the company’s cloud business, especially inTradeBeam and CDC gomembers product lines
•
Strong growth in application sales during Q4 2010 was primarily due to significant growth in the company’s cloud business, especially inTradeBeam and CDC gomembers product lines
Application Sales
(in millions)
(# of Deals)
Comprised of:
(i) License revenue
(ii) STCV  (Secured Total Contract Value) for SaaS
* Please see explanations and reconciliations of Non-GAAP financial measures in our Q4 2010 earnings press release
$14.6
$12.0
Q4 '09 Q4 '10
Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10
273
294
344
348
412

• Added 11 OEM Partners in 2010
• On Asset – a leading provider of machine-to-machine (M2M) wireless asset tracking, sensing and control solutions
• MIR3 – a developer of real-time Intelligent Notification software
Since adding MIR3 as a partner in December 2010, a leading Pakistan telecommunications company and a Canadian telecommunications company were added as customers of the partnership
• Added 11 OEM Partners in 2010
• On Asset – a leading provider of machine-to-machine (M2M) wireless asset tracking, sensing and control solutions
• MIR3 – a developer of real-time Intelligent Notification software
Since adding MIR3 as a partner in December 2010, a leading Pakistan telecommunications company and a Canadian telecommunications company were added as customers of the partnership
Strategic Alliance Program Highlights
Channel Revenue Growth
OEM Sales Pipeline Growth
(in ‘000s)
$1,750.0
$150.0
(in millions)
$3.6
$5.8
$6.5
Q4 '09 Q4 '10
2008 2009 2010
© Copyright CDC Corporation    10

© Copyright CDC Corporation    11
CDC Front
Office
CDC Supply
Chain
CDC
Factory
CDC
gomembers
CDC
eCommerce
CDC Back
Office
Hybrid: On-Premise and Cloud
R&D Offshore Capabilities
Global Services Capability
Global Distribution
Broad Application Suite
Highly scalable
through organic
growth and
strategic
acquisitions
Back Office Support
Comprehensive Solutions and Services

© Copyright CDC Corporation 12 Center of Excellence Units – Hybrid Products Offering

Expansive Global Presence
Support, Professional
Services, and Consulting
Employees
557
NA : EMEA : Asia/Pac
License Revenue
Breakdown
51% : 32% : 17%
Employees
1,400
Resellers, Distributors,
and Franchise Owners
1,120
© Copyright CDC Corporation    13

© Copyright CDC Corporation 14 Financial Update CFO CDC Software Stephen Dexter

© Copyright CDC Corporation    15
(in millions)
Financial Highlights
Total Non-GAAP Revenue* Yearly Comparison
* Please see explanations and reconciliations of Non-GAAP financial measures in our Q4 2010 earnings press release
Days Sales Outstanding (DSO)
(# of days)
49%
53%
$204.5
$217.5
2009 2010
Recurring Revenue Other Revenue
80
80
78
68
Q1'10 Q2'10 Q3'10 Q4'10

© Copyright CDC Corporation    16
$40.3
$36.4
$44.7
Q4 '09 Q3 '10 Q4 '10
$6.7
$13.3
Q4 '09 Q4 '10
Financial Highlights
Net Cash Provided by
Operating Activities
(in millions)
Cash and Cash Equivalents
(in millions)

© Copyright CDC Corporation    17
Adjusted EBITDA & Adjusted EBITDA Margin*
(i) Company’s cloud business and related investments needed to expand the business.
(ii) Costs due to previous acquisitions, capitalized development costs and litigation related to the Sunshine Mills case
Financial Highlights
(in millions)
Non-GAAP Net Income and EPS
*
(in millions)
* Please see explanations and reconciliations of Non-GAAP financial measures in our Q4 2010 earnings press release
2007 2008 2009 2010
Adjusted EBITDA and Adjusted EBITDA Margin were impacted by:
Note:
19%
$0.52
$0.66
$1.40
$1.03
2007 2008 2009 2010
Adjusted EBITDA Adjusted EBITDA Margin %
Non GAAP Net Income Non GAAP EPS
26%

© Copyright CDC Corporation    18
Selected Companies include SaaS, on-premise and hybrid software vendors
Peer Group Analysis
EPS: $1.03
Adjusted EBITDA: 19%
FY 2010 Non-GAAP** EPS*
Peer Group Analysis
FY 2010 Adjusted EBITDA* Margin
Peer Group Analysis
  *Source: Based on publicly-available financial information obtained from Thomson Reuters as of 3/16/2011- www.thomsonone.com
** Please see explanations and reconciliations of Non-GAAP financial measures in our Q4 2010 earnings press release

© Copyright CDC Corporation 19 Summary President CDC Software Bruce Cameron

© Copyright CDC Corporation    20
•
FY 2010 Non-GAAP earnings per share of $1.03 was in line with guidance
•
Recurring revenue increased 15% from the same period of last year, and 14% on a year-to-year basis
•
Total Contract Backlog and Application Sales increased 31% and 22% respectively, on a year-to-year basis
•
Growth in TCB from $104 million in 2009 to $130+ million in 2010; goal to reach 70% recurring revenue of total revenue over the next few years
•
Cloud business shows signs of success reflected by its strong sales performance
•
Profitability continues to be impacted by the high upfront costs of the cloud business and ongoing litigation
•
Continue building network of OEM and channel relationships
•
Non-GAAP EPS still one of the highest among our selected software vendors peer group
•
FY 2010 Non-GAAP earnings per share of $1.03 was in line with guidance
•
Recurring revenue increased 15% from the same period of last year, and 14% on a year-to-year basis
•
Total Contract Backlog and Application Sales increased 31% and 22% respectively, on a year-to-year basis
•
Growth in TCB from $104 million in 2009 to $130+ million in 2010; goal to reach 70% recurring revenue of total revenue over the next few years
•
Cloud business shows signs of success reflected by its strong sales performance
•
Profitability continues to be impacted by the high upfront costs of the cloud business and ongoing litigation
•
Continue building network of OEM and channel relationships
•
Non-GAAP EPS still one of the highest among our selected software vendors peer group
Summary

© Copyright CDC Corporation 21 Investor Inquiries Senior Vice President 678.259.8510 mbahl@cdcsoftware.com Monish Bahl © Copyright CDC Corporation